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FOR IMMEDIATE RELEASE

ATTENTION: FINANCIAL AND BUSINESS EDITORS

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NBT Contact: Daryl R. Forsythe       Pioneer Contact: John W. Reuther
             607-337-6416                             570-282-2662

                                           Pursuant   to  Rule  425   under  the
                                           Securities  Act of  1933  and  deemed
                                           filed  pursuant to Rule 14a-12  under
                                           the Securities Exchange Act of 1934.

               PIONEER AMERICAN COMPLETES MERGER WITH NBT BANCORP

     CARBONDALE, PA and NORWICH, NY (JUNE 23, 2000) - The Board of Directors of Pioneer American Holding Company Corp., parent company of Pioneer American Bank, N.A., gave final approval to their merger into NBT Bancorp Inc. today. This action follows the approval of the agreement and plan of merger by the stockholders of both companies at separate meetings held earlier this week. The merger is slated to close July 1, 2000.

     Ultimately Pioneer American Bank will be combined with LA Bank to create the largest independent community bank headquartered in Northeastern Pennsylvania. LA Bank, based in Scranton, PA, joined NBT earlier this year as a result of the merger of its parent company, Lake Ariel Bancorp, Inc., into NBT. The combination of these financial institutions is slated for completion in the fourth quarter of this year. The resulting bank will serve customers in seven counties from 45 locations and have pro forma assets of approximately $1.1 billion.

     John W. Reuther, President and CEO of Pioneer American Bank stated, "It is exciting to see this opportunity come to fruition. The combination of Pioneer American Bank and LA Bank will allow us to continue to offer the residents of Northeastern Pennsylvania a quality community banking option. Our affiliation with NBT will enable our new bank to offer expanded services including enhanced lending capabilities, trust services, venture capital and other financial products.

     NBT President and CEO Daryl R. Forsythe commented, "We are pleased to welcome Pioneer American into our growing company. The completion of this merger is another important milestone in our efforts to create the region's premier community banking and

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financial services company." NBT recently announced plans for a merger of equals with BSB Bancorp, Inc. of Binghamton, NY. This merger, currently pending regulatory and stockholder approval, is also expected to close in the fourth quarter of 2000. It will create a financial services holding company with pro
forma  assets  of   approximately   $4.8  billion  and  three  direct  operating
subsidiaries including two community banks and a financial services company.

     o Pioneer American Bank and LA Bank will be combined to form the new company's Pennsylvania bank subsidiary.

     o NBT Bank, N.A. and BSB Bank & Trust will be combined to form the new company's New York bank subsidiary.

     o The third direct operating subsidiary will be a financial services company. NBT created this entity in September 1999 to expand the company's menu of financial services beyond traditional banking services. When the NBT/BSB merger is complete the financial services company will also encompass the trust and investment division.

     As  a  result  of  the  merger  with  Pioneer  American,   NBT  will  issue
approximately 5.2 million shares of its common stock to Pioneer American stockholders. They will receive 1.805 shares of NBT common stock in exchange for each share of Pioneer American stock. The merger is accounted for as a pooling-of-interests and qualifies as a tax-free exchange for Pioneer American stockholders. Three directors from Pioneer American's board will join NBT's Board of Directors.

Forward-Looking Information

This news release contains statements regarding the projected performance of NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp on a combined basis. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the projections discussed in this release since such projections involve significant risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which NBT Bancorp, Pioneer American Bank, LA Bank and BSB Bancorp conduct their operations, being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from

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the merger not being fully realized within the expected time frame;  legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current or future operations. NBT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

     This press release may be deemed to be solicitation material in respect of the proposed merger of BSB Bancorp, Inc. ("BSB") with NBT Bancorp Inc. ("NBT") pursuant to an Agreement and Plan of Merger, dated as of April 19, 2000, and amended as of May 17, 2000, by and between NBT and BSB (the "Agreement"). Filing of this press release is being made in connection with Regulation of Takeovers and Security Holder Communications (Release No. 33-7760, 34-42055) promulgated by the Securities and Exchange Commission ("SEC").

     NBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement. These directors and executive officers include the following: Daryl R. Forsythe, Michael J. Chewens, Martin A. Dietrich, Joe C. Minor, John D. Roberts, Everett A. Gilmour, J. Peter Chaplin, Peter B. Gregory, William C. Gumble, Bruce D. Howe, Andrew S. Kowalczyk, Jr., Dan B. Marshman, John G. Martines, John C. Mitchell, William L. Owens and Paul O. Stillman. As of March 31, 2000, these directors and executive officers beneficially owned in the aggregate 1,417,878 shares, or approximately 7.83%, of NBT's outstanding common stock. Additional information about the directors and executive officers of NBT is included in NBT's proxy statement for its 2000 Annual Meeting of shareholders dated April 3, 2000.

     In connection with the proposed merger, NBT will file with the SEC a registration statement on SEC Form S-4. The registration statement will contain a joint proxy statement/prospectus, which will describe the proposed merger of NBT and BSB and the proposed terms and conditions of the merger. Stockholders of NBT are encouraged to read the registration statement and joint proxy statement/prospectus because these documents will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (www.sec.gov) or by contacting NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815,
Attention: John D. Roberts, telephone (607) 337-6541.

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